Exhibit 99.1

Citigroup 2007 Technology Conference New York, New York Craig DeYoung VP Investor Relations September 06, 2007

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

ASML overview - The world's leading provider of lithography systems for the semiconductor industry Established: 1984 Headquarters: Veldhoven, the Netherlands Market cap ~ €10 B Employees ~ 6,200 Customers: Serving 17 of the top 20 semi mfg. Equity Listing: Nasdaq and Euronext Key facts Key financials € million 2005 2006 H1 2007 Market share (based on revenue) 57% 63% 66% Net sales 2,529 3,597 1895 Gross profit 974 1,462 777 EBIT 449 871 405 Leaders in Innovation ASML TWINSCAN Ranked in the top 3 for customer satisfaction for the 5th consecutive year

Sources: ASML MCC, VLSI Research, iSuppli, SIA Industry growth drives Lithography tool consumption - NAND Flash fastest growing DRAM LOGIC NAND NOR ANALOG MICRO Other 0 10 20 30 40 50 60 0 5 10 15 20 25 30 CAGR Exposure Area 06-09 [%] Exposure area 2006 [SI*10^9] Segment size: 20 Bio. US$

NAND Flash Customer Roadmaps drive Lithograph tool development Jan-00 Jan-02 Jan-04 Jan-06 Jan-08 Jan-10 Jan-12 Half Pitch (nm) 200 100 80 60 40 Logic DRAM Half Pitch status : Logic = 65~90nm DRAM = 60~80nm NAND = 55~65nm

ASML Lithography Roadmap 300mm

ASML TWINSCAN? Product Specifications Continuous Improvement

ASML roadmap enables shrink for Logic, DRAM, and NAND flash at time required Source: Various customers, dates determine production start/qualification 10 12 200 100 80 60 40 11 07 09 08 04 06 05 01 03 02 00 Resolution/half pitch "Shrink" [nm] Year ASML Product Introduction XT:1400 XT:1700i AT:1200 AT:850 XT:1900i k1=0.4 k1=0.27 Logic DRAM R&D R&D NAND XT:1450 Double Patterning

84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 Region 1 0 1 2.5 8.5 7.5 10.5 11.5 10.5 21 21 19 19.5 25.5 31 36 41 41 30 54 45 53 56.5 63 Technology in Time helps grow market share Technology in Time helps grow market share Technology in Time helps grow market share Total market: €4,800 million Total market: €463 million ASML market share (revenue) - Nearly tripled in 10 years 1984 2006 Perkin Elmer Canon GCA Ultratech Eaton Nikon ASET Hitachi 1984 4 2 37 12 5 35 2 3 ASML Nikon Canon 63 21 16 Source: SEMI, Gartner Dataquest 8" & i-line 8" & i-line 6" & early i-line KrF & Step & Scan 12" & ArF Immersion

KrF ArF dry ArF wet I line East 15 37 42 6 West North Immersion - Leadership continues Over 50 systems shipped to date to all applications and geographies in the world 25 immersion machines in backlog valued at € 728 M Received repeat orders from major Japanese customers including multiple XT:1900i machines ASML plans to ship about 35 immersion machines in 2007 Backlog in value i-line 6% KrF 15% ArF dry 37 % ArF Immersion is 42% of backlog

First TWINSCAN XT:1900i shipped on schedule early July First tool in the world capable of printing features below 40 nm in volume production in volume production in volume production

Over 2 Million wafers processed on ASML immersion systems with steep production ramp since April 2007 systems with steep production ramp since April 2007 systems with steep production ramp since April 2007 Wafers exposed on ASML immersion equipment

1 10 100 1985 1990 1995 2000 2005 2010 Year Lithography System costs will continue to rise Relative List Price i-line 300mm 200mm 150mm KrF ArF ArFi EUV? Wafer Size Wavelength Stepper Platform Step & Scan Dual Stage 0.4 0.5 0.6 0.7 0.8 0.93 1.2 1.35 Aperture

Average Selling Price (ASP) grows 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 3.59 4.38 5.4 5.9 6.8 8.92 9.46 9.28 13.54 14.01 MSGraph.Chart.8 MSGraph.Chart.8 ASML ASP new systems KrF & Step & Scan 300mm & ArF 300mm & ArF ArF volume & ArFi

Are lithography systems becoming unaffordable? 1 10 100 1,000 10,000 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 150mm 200mm 300mm Relative price increase = 40% / generation Relative productivity increase (mm2/hour) = 30% / generation Relative shrink increase (pixels/field) = 100% / generation Relative cost reduction (pixels/hour/MEuro) = 60% / generation

Lithography Affordability for Future Shrink Relative Performance 0 0.2 0.4 0.6 0.8 1 1.2 1.4 1.6 1.8 2.0 AT:1150C XT:1400E XT:1900i NEXTi EUVL 90nm 65nm 40nm 28* 22 2003 2005 2007 2009 2011 4GB 8GB 16GB 32GB 64GB Relative System Cost Relative System WPH Relative Cost / Function / Hour Model Resolution Year NAND Flash 2.6 2.2 2.4 * Double Patterning

ASML Competitive Advantage 0.00 0.25 0.50 0.75 1.00 1.25 1.50 1.75 2.00 2004 2005 2006 2007 2008 ASML ArF Competition ArF ASML ArFi Competition ArFi Pixels per Hour per Million Euro

Summary Shrinking design rules have been the economical driver of the IC industry. Lithography remains the key enabler Providing the right product at the right time allows market share gains for ASML Shrinking design rules require increasingly more sophisticated lithography systems resulting in a steady growth in their cost and resulting ASP's ASML insures that the increasing cost of advanced lithography systems remain acceptable by developing solutions that result in maximum usable shrink while driving increased productivity to ensure steady improvement in cost per function Future lithography technologies will likely ensure that the economics of shrink will remain attractive for at least several more generations

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